

December 28, 2010

Mr. Donat K. Madilo
Chief Financial Officer
Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, M5X 1E3

> **Re:** **Banro Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 1-32399**

Dear Mr. Madilo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibit 99.3

Financial Statements

Auditors' Report, page 4

1.   We note the audit report issued by Deloitte & Touche LLP dated March 29, 2010 makes reference to the report of other auditors covering the financial statements as of and for the fiscal year ended December 31, 2008. We also note Exhibit 99.7 includes the consent signed by BDO Canada LLP consenting to the use of their audit report dated March 26, 2009. However, we are unable to locate this audit

report covering the prior fiscal year. Please amend your filing to include such report.

15. Generally Accepted Accounting Principles in Canada and the United States, page 32

(c) Investment in BRC, page 32

2.   In reconciling your statements under Canadian GAAP to U.S. GAAP, we note you have adjusted earnings to remove the dilution gain related to your investment in BRC from income currently recognized in earnings under Canadian GAAP. You have disclosed that under SAB Topic 5:H, this dilution gain should not be recorded to earnings, rather to equity under U.S. GAAP. The guidance in SAB Topic 5:H has been removed with the issuance of SAB No. 112. The previous guidance of SAB Topic 5:H does not appear to apply to this transaction as it discussed the gain or loss recognition from capital transactions by a consolidated subsidiary that did not cause the subsidiary to be deconsolidated. Based on your disclosures in footnote 3, you have accounted for your investment in BRC under the equity method when BRC made certain issuances of capital stock that created a gain from the dilution of your interest. Based on the guidance of FASB ASC 323-10-35-15, 323-10-35-15A and 323-10-40-1, changes in equity ownership interests due to capital transactions by the investee should be measured to determine whether a gain or loss should be recognized in earnings as non-operating income. Please revise your reconciliation or tell us why you believe your adjustment to account for earnings under U.S. GAAP as currently presented is appropriate.

Engineering comments

General

3.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Financial Analysis, page 27

4.   We note you state the hydroelectric costs have been run through your financial model at 50% of the overall costs, assuming a 50% third party investment. Please tell us the basis for this assumption, including the proposed third party, and the financial implications if this assumption does not hold true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief